UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934
LUSTROS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

550537 10 4
(CUSIP Number)

Trisha Malone 9025 Carlton Hills Blvd. Santee, CA 92071
(Name; Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angelique de Maison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000,000
	8	SHARED VOTING POWER 42,000,000
	9	SOLE DISPOSITIVE POWER 12,000,000
	10	SHARED DISPOSITIVE POWER 42,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.91%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Lustros, Inc., a Utah corporation (“Lustros”). Lustros’ principal executive offices are located at 9025 Carlton Hills Blvd. Santee, CA 92071. Lustros’ telephone number at such address is (619) 449-4800.

Item 2. Identity and Background

This Statement is filed by Angelique de Maison, (“de Maison”) (the “Reporting Person”). de Maison, is an individual, US citizen.

During the last five years, de Maison has not been convicted in any criminal proceeding nor has de Maison been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The foregoing description of the Share Exchange Agreement and the transactions contemplated therein, do not purport to be complete and are qualified in their entirety by reference to the Share Exchange Agreement, attached to the Current Report on Form 8K filed on March 12, 2012 by the Company, as Exhibit 10.1, which is incorporated herein by reference.

Upon the closing of the Share Exchange, each of the Bluestone shareholders exchanged their respective shares of Bluestone for shares of the Issuer's common stock. The total amount of funds required to purchase all securities under the Share Exchange Agreement, is $0.

Item 4.     Purpose of the Transaction

On February 29, 2012, the Issuer and its controlling shareholders entered into the Share Exchange Agreement with Bluestone and Bluestone Shareholders. Upon the closing of the share exchange, each of the Bluestone shareholders exchanged their respective shares of Bluestone for shares of the Issuer's common stock. As a result, upon closing of the Share Exchange Agreement, on March 9, 2012, the Bluestone Shareholders acquired 60,000,000 common shares of the Company in exchange for 100% of the Bluestone Stock. As such, immediately following the Acquisition, the Bluestone Shareholders hold 96.7 % of the total issued and outstanding common stock of the Company. 60,000,000 shares of the Company’s common stock were issued to the Bluestone shareholders including 12,000,000 shares issued to the Reporting Person and 42,000,000 issued to an affiliate of the Reporting Person.

As of the date of the Share Exchange Agreement, there were no material relationships between the Company and Bluestone or between the Company and any of Bluestone’s respective affiliates, directors, or officers, or any associates of its respective officers or directors, other than in respect of the Share Exchange Agreement.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

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Item 5.      Interest in Securities of the Issuer.

(a)	Not applicable.
(b)	The total shares following this transaction as to which there was sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, was 12,000,000 shares. The total shares as to which there was shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, was 42,000,000 shares.
(c)	In June 2012, the Issuer issued and sold to de Maison 181,818 shares of common stock in consideration of the cancellation of $100,000 of debt at the rate of $0.55 per shares. This indebtedness was the remaining working capital advances assumed by Bluestone in the Sulfatos Acquisition. In November 2012 de Maison gifted 2,417,815 shares to various recipients. In December 2012 de Maison received a gift of 2,800,000 shares of common stock. In January 2013 de Maison purchased in a private transaction 6,000,000 shares of common stock for $267,000 in cash and stock of Casablanca Mining, Ltd. valued at $1,320,000 for a total purchase price of $1,587,000 or $0.26 per share. In March 2013 de Maison purchased from the company 181,818 shares of common stock for $100,000 in cash or $0.55 per share.
(d)	Not applicable.
(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the Share Exchange Agreement are incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Share Exchange Agreement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7. Materials to be Filed as Exhibits.

	1.	The Share Exchange Agreement between Power-Save Company and, Bluestone S.A. and the Bluestone S.A. Shareholders (incorporated herein by reference to Exhibit 10.1 to the current report on Form 8K, as filed by Lustros, Inc. with the SEC on March 12, 2012.
*	The Share Exchange Agreement has been included to provide you with information regarding their terms. It is not intended to provide any other factual information about the Reporting Person. Such information can be found elsewhere in this Statement and, to the extent applicable, in other public filings these entities make, including such filings made with the SEC which are available without charge at http://www.sec.gov. The Share Exchange Agreement may contain representations and warranties by the filing persons and the other parties to these agreements. The representations and warranties reflect negotiations between the parties to these agreements and, in certain cases, merely represent decisions among the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to these agreements and may be limited or modified by a variety of factors, including: subsequent events; information included in public filings; disclosures made during negotiations; correspondence between the parties; and disclosures to these agreements. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and you should not rely on them as statements of fact.

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Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 12, 2013	/s/ Angelique de Maison Angelique de Maison

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